Partial Cancellation of Stock Options Granted to Executive Officers of Chohung Bank

On March 30, 2006, the board of directors of Chohung Bank, one of our major banking subsidiaries, resolved to cancel 190,000 shares of stock options previously granted by Chohung Bank to four of its executive officers on March 25, 2004. Under its terms, these stock options were exercisable during the period from March 26, 2006 to March 25, 2009. After the partial cancellation of these stock options by Chohung Bank’s board of directors, there are, in the aggregate, 603,651 stock options outstanding to 33 grantees.

<Details of stock option cancellation by Chohung Bank>

Name	Position Held before Retirement	Number of Cancelled Stock Option

Choi Dong Soo	President	100,000

Yoo Jee Hong	Standing Auditor	30,000

Kim Jae Yoo	Deputy President	30,000

Chae Hong Hee	Deputy President	30,000

Total	—	190,000